One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

November 9, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Office of Electronics and Machinery

Re:	Quanterix Corporation
Draft Registration Statement on Form S-1
Submitted July 21, 2017, as amended on August 17, 2017, August 31, 2017, September 25, 2017 and October 16, 2017
CIK No. 0001503274 (the “Fourth Amended Draft Registration Statement”)

Ladies and Gentlemen:

We are submitting this letter on behalf of Quanterix Corporation (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 30, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Electronics and Machinery, to E. Kevin Hrusovsky, Executive Chairman, President and Chief Executive Officer of the Company, relating to the above-referenced Fourth Amended Draft Registration Statement. In conjunction with this letter, the Company is making amendments to the Fourth Amended Draft Registration Statement, which will be included in the Company’s initial public filing of its registration statement on Form S-1, dated the date hereof (the “Initial Public Filing”).

For convenient reference, we have set forth below the Staff’s comment set forth in the Comment Letter along with our response, which is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company. The Company has responded to the Staff’s comment by making changes to the disclosure in the Fourth Amended Draft Registration Statement, the applicable page numbers for which are noted below.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Initial Public Filing that have been marked to show changes from the Fourth Amended Draft Registration Statement.

Note 2.  Significant accounting policies

Product revenue, page F-9

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

BOSTON | LONDON | LOS ANGELES | NEW YORK | SAN DIEGO | SAN FRANCISCO | STAMFORD | WASHINGTON

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

November 9, 2017

Comment 1:  We note your responses to comments 5, 6 and 7.  Please revise your discussions throughout the filing to clarify what you mean by “implied warranty”, to explain when and how it is provided to customers, and to describe the types of services you provide for the implied warranty and the extended warranty - i.e. semi-annual preventative maintenance, troubleshooting, etc.

Response: The Staff’s comment is acknowledged, and the Company has revised the disclosure on pages 63 and F-9 as requested.

We hope that the response above and the related revisions reflected in the Initial Public Filing will be acceptable to the Staff. Please do not hesitate to call me, William T. Whelan or John P. Condon of this firm at (617) 542-6000 with any comments or questions regarding the Initial Public Filing and this letter. We thank you for your time and attention.

Sincerely,

/s/ Megan N. Gates
Megan N. Gates

cc:

Securities and Exchange Commission

Tim Buchmiller

Geoff Kruczek

Gary Newberry

Kevin Kuhar

Amanda Ravitz

Quanterix Corporation

E. Kevin Hrusovsky

Joseph Driscoll

Ernie Orticerio

Brian Keane

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William T. Whelan

John P. Condon

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

November 9, 2017

Ropes & Gray LLP

Patrick O’Brien

Michael Pilo